MISSION WEST PROPERTIES, INC.
                    10050 Bandley Drive, Cupertino, CA 95014
                        Ph. 408-725-0700 Fax 408-725-1626


November 1, 2005

Mr. Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Mission West Properties, Inc.
       Response to Comments from the SEC on Form 10-K for Fiscal Year Ended December 31, 2004; and
       Forms 10-Q for the Fiscal Quarters ended March 31, 2005 and June 30, 2005 File No. 0-25235

Dear Mr. Forgione:

This letter sets forth responses of Mission West Properties, Inc. (the "Company") to your comments relating to the Company's Annual Report on Form 10-K and Forms 10-Q contained in your letter dated October 21, 2005. The Staff comment is repeated in capitalized letters type below, and the Company's response appears immediately beneath each comment.

Form 10-K for the year ended December 31, 2004

ITEM 15, EXHIBITS,  FINANCIAL  STATEMENT SCHEDULES AND REPORTS ON FORM 8-K, PAGE
         88

     1. SUPPLEMENTALLY ADVISE US AS TO WHY RAYMOND V. MARINO IS A SIGNATORY OF THE CERTIFICATION FILED UNDER ITEM 601(b)(31) OF REGULATION S-K BUT NOT THE CERTIFICATION FILED UNDER ITEM 601(b)(32) OF REGULATION S-K.

          Raymond V. Marino is a director, president and chief operating officer of the Company. Carl E. Berg is chairman and chief executive officer of the Company. Wayne Pham is vice president of finance and controller (principal accounting officer) of the Company. The certification filed under Item 601(b)(31) is made pursuant to Section 302 of the Sarbanes Oxley Act ("SOX"), which requires that certifications be submitted by the "principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions." As disclosed under Item 9A of the Company's 2003 Form 10-K, the Company's auditors identified a material weakness in internal controls attributable to the Company's low head count and segregation of duties without compensating controls. One important measure recommended by the auditors to remediate this internal weakness was to involve the Company's president and chief operating officer, Mr. Marino, in the review of the Company's internal controls and procedures. The Company accepted that recommendation and, as a result, Mr. Marino became one of the officers required to sign and submit a certification under SOX Section 302.

          The certification  filed under Item 601(b)(32) is made pursuant to SOX
          Section 906, which requires that certifications be submitted by the "chief executive officer and chief financial officer (or equivalent thereof) of the issuer." Mr. Marino does not hold either position and hence has not submitted this additional certification.

     2. THE CERTIFICATIONS MUST COMPLY WITH THE SIGNATURE REQUIREMENTS OF RULE 302 OF REGULATION S-T. PLEASE AMEND YOUR FORM 10-K AND FORMS 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005, IN THEIR ENTIRETY, TO INCLUDE NEW CERTIFICATIONS THAT CONTAINED CONFORMED SIGNATURES IN ACCORDANCE WITH RULE 302 OF REGULATION S-T.

          We will file a Form 10-K/A for the fiscal year ended December 31, 2004, and Forms 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005, in their entirety, to include new certifications that contain conformed signatures in accordance with Rule 302 of Regulation S-T.

     3. PLEASE CONFIRM TO US THAT YOU OBTAINED MANUALLY SIGNED CERTIFICATIONS FROM EACH SIGNATORY TO YOUR CERTIFICATIONS FILED AS EXHIBITS 31.1, 31.2, 31.3 AND 32, AT THE TIME OF THE ORIGINAL FILINGS IN ACCORDANCE WITH RULE 302 OF REGULATION S-T.

          We have obtained and maintain in the Company's files manually signed certifications from each signatory to our certifications filed as exhibits 31.1, 31.2, 31.3 and 32, at the time of the original filings in accordance with Rule 302 of Regulation S-T.

     4. THE LANGUAGE IN THE CERTIFICATIONS SHOULD NOT BE CHANGED FROM THAT SET FORTH IN ITEM 601(b)(31) OF REGULATION S-K. PLEASE REVISE YOUR CERTIFICATIONS FILED TO REFLECT THE LANGUAGE EXACTLY AS SET FORTH IN
          ITEM 601(b)(31) OF REGULATION S-K. PLEASE MAKE CONFORMING CHANGES TO YOUR FORMS 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005. SPECIFICALLY THE FOLLOWING DISCREPANCIES WERE NOTED IN YOUR
          CERTIFICATIONS:

          (A) REFERENCE SHOULD BE MADE TO RULE "15d-15(e)" OF THE EXCHANGE ACT RATHER THAN RULE "15d-14(e);"
          (B) REFERENCE TO "RULE 15d-15(f)" OF THE EXCHANGE ACT WAS OMITTED FROM THE CERTIFICATIONS FILED;
          (C)  ALL REFERENCES TO "COMPANY" SHOULD BE REPLACED WITH "REGISTRANT;"

          (D)  ALL  REFERENCES  TO  "ANNUAL  REPORT"  SHOULD  BE  REPLACED  WITH
               "REPORT;"
          (E) IN PARAGRAPH 4(d), THE PHRASE "FOURTH FISCAL QUARTER" SHOULD BE REPLACED WITH "MOST RECENT FISCAL QUARTER (THE REGISTRANT'S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT)."

          We will file a Form 10-K/A for the fiscal year ended December 31, 2004, and Form 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 and make conforming changes consistent with this comment.

     In connection with the foregoing responses to your comments, the Registrant acknowledges:

     - Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and
     - Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
Mission West Properties, Inc.
/s/ Carl E. Berg
Carl E. Berg
Chairman and CEO



                                     - 3 -